UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-34765 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Rd Suite 112
(No. and Street)

| Memphis | TN | 38177 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond Brandon 901-324-6600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

| 16418 Beewood Glen Dr. | Sugar Land | TX | 77498 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Raymond Brandon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments, Inc, as of December, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E DENBY BRANDON III
STATE OF TENNESSEE
NOTARY PUBLIC
COUNTY OF SHELBY

Signature

Chief Executive Officer
Title

Notary Public

MY COMMISSION EXPIRES NOVEMBER 8, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDON INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2018

TABLE OF CONTENTS Page

Brandon Investments, Inc.
December 31, 2018


Report of Independent Registered Public Accounting Firm 2

Financial Statements

Statement of Financial Condition 3

Statement of Income 4

Statement of Changes in Stockholders' Equity 5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 6

Statement of Cash Flows 7

Notes to Financial Statements 8-13

Supplemental Information

Schedule I-Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 14

Schedule II-Computation for Determination of Reserve Requirements under Rule 15C3-3 (Exemption) 15

Schedule III-Computation for Possession or Control Requirements under Rule 15C3-3 (Exemption) 16

Report of Independent Registered Public Accounting Firm 17

Brandon Investments, Inc.'s Exemption Report 18

# Jennifer Wray CPA PLLC

*16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Brandon Investments, Inc

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Brandon Investments, Inc as of December 31, 2018, the related statements of income, changes in shareholders's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Brandon Investments, Inc as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Brandon Investments, Inc's management. Our responsibility is to express an opinion on Brandon Investments, Inc financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brandon Investments, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplementary information contained in Schedules I, II and III on the pages 14-16 has been subjected to audit procedures performed in conjunction with the audit of Brandon Investments, Inc financial statements. The supplemental information is the responsibility of Brandon Investments, Inc management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Brandon Investments, Inc's auditor since 2019.

Sugar Land, Texas

Feb 22, 2019

STATEMENT OF FINANCIAL CONDITION

Brandon Investments, Inc.
December 31, 2018

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 244,382 |
| Cash segregated under federal regulations | 17 |
| Investments-money market mutual fund | 1,160 |
| Commissions receivable | 18,442 |
| Due from affiliate | 61,812 |
| Prepaid expenses | 7,845 |
| Furniture and equipment, net | 1,134 |
| Deferred tax asset | 13,165 |
| Total assets | $ 347,957 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Accounts payable | $ 504 |
| Accrued payroll taxes | 9 |
| Accrued state franchise and excise tax | 820 |
| Total liabilities | 1,333 |
| Stockholders' equity | |
| Common stock, no par value, 100 shares authorized and issued | 4,996 |
| Retained earnings | 418,673 |
| Subtotal | 423,669 |
| Treasury stock, at cost, 26 shares | (77,045) |
| Total stockholders' equity | 346,624 |
| Total liabilities and stockholders' equity | $ 347,957 |

See notes to financial statements.

STATEMENT OF INCOME

Brandon Investments, Inc.
Year Ended December 31, 2018

| | |
|---|---|
| Revenues | |
| Commissions | $ 764,840 |
| Interest income | 1,838 |
| | 766,678 |
| Expenses | |
| Automobile expense | 5,013 |
| Depreciation | 1,375 |
| Dues and publications | 11,110 |
| Entertainment | 5,270 |
| Fringe benefits | 4,889 |
| Insurance | 95,542 |
| Miscellaneous expense | 411 |
| Office supplies and expense | 12,362 |
| Postage | 2,459 |
| Professional services | 19,532 |
| Profit sharing | 201,770 |
| Rent | 40,872 |
| Salaries | 1,425,655 |
| Taxes and licenses | 58,151 |
| Telephone | 12,966 |
| Travel | 17,491 |
| Administrative overhead reimbursement | (1,116,915) |
| | 797,953 |
| Income before income taxes | (31,275) |
| Income tax (benefit) | (6,245) |
| Net income | $ (25,030) |

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Brandon Investments, Inc.
Year Ended December 31, 2018

| | Treasury Stock | Common Stock | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2018 | $ (77,045) | $ 4,996 | $ 443,703 | $ 371,654 |
| Net income | | --- | (25,030) | (25,030) |
| Balance at December 31, 2018 | $ (77,045) | $ 4,996 | $ 418,673 | $ 346,624 |

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATIED TO
CLAIMS OF GENERAL CREDITORS

Brandon Investments, Inc.
Year Ended December 31, 2018

| | |
|---|---|
| Subordinated liabilities at January 1, 2018 | $ --- |
| No activity during year | --- |
| Subordinated liabilities at December 31, 2018 | $ --- |

See notes to financial statements.

STATEMENT OF CASH FLOWS

Brandon Investments, Inc.
Year Ended December 31, 2018

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ (25,030) | |
| Adjustments to reconcile net income to net cash used for operating activities: | | |
| Depreciation | 1,375 | |
| Deferred income taxes | (6,245) | |
| Changes in operating assets and liabilities | | |
| Investments-money market mutual fund | (17) | |
| Accounts receivable | 2,064 | |
| Due from (to) affiliate | 26,250 | |
| Prepaid expenses | 249 | |
| Accounts payable | 491 | |
| Accrued state franchise and excise taxes | (43) | |
| Net cash used for operating activities | | $ (906) |
| Net increase in cash and cash equivalents | | $ (906) |
| Cash and cash equivalents at beginning of year | | 245,288 |
| Cash and cash equivalents at end of year | | $ 244,382 |

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2018

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brandon Investments, Inc. (the Company) was organized on July 16, 1982, as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The Company operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and sells shares of open end investment companies or unit investment trusts, life insurance, and annuities. The Company derives its income from commissions on these sales. Commissions are recognized as the related services are performed.

The Company is exempt from provisions of SEC rule 15c3-3 under the Securities Exchange Act of 1934, in accordance with provisions of SEC rule 15c3-3(k)(2)(i).

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Continued

Brandon Investments, Inc.
December 31, 2018

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities which relate to the cash basis of accounting used to prepare the income tax returns. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other expense, respectively. Income tax returns for 2014 and subsequent years are subject to examination by taxing authorities.

Fair Value of Assets and Liabilities

ASC 820 establishes a three-tier hierarchy, which prioritizes the inputs used in measuring the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3—significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There are no changes during the year ended December 31, 2017, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The financial assets and liabilities measured at fair value on a recurring basis at December 31, 2018 are as follows:

| | December 31, 2018 | |
|---|---|---|
| | Fair Value | Input Level |
| American Funds Money Market Fund | $ 1,160 | Level 1 |

Continued

Subsequent Events

Management has reviewed events occurring through February 25, 2018, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

## 2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

| | |
|---|---|
| Furniture and equipment | $ 120,012 |
| Less accumulated depreciation | 118,878 |
| | $ 1,134 |

## 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2018, the Company had net capital of $ 244,226 which was $ 239,226 in excess of its minimum net capital required of $ 5,000.

## 4. RELATED PARTY TRANSACTIONS

Substantial managerial services, office facilities, and other benefits are provided by the Company to Brandon Financial Planning, Inc., which is affiliated with the Company through common ownership and control. The Company is reimbursed for such costs allocated to its affiliate. The allocations are based on the relative income of the entities. There were no other financial transactions between the entities during the year ended December 31, 2018.

Continued

During 2018, Brandon Financial Planning, Inc. earned 61.3% of the combined revenues of the two companies. Brandon Financial Planning, Inc. reimburses the Company for the common expense allocated to it. The expenses affected and the amounts which are being allocated are listed below:

| | |
|---|---|
| Insurance-group | $ 53,303 |
| Profit sharing | 123,685 |
| Rent | 25,055 |
| Salaries | 873,926 |
| Taxes-payroll | 32,997 |
| Telephone | 7,949 |
| | $1,116,915 |
| | ======== |

5. RETIREMENT PLAN

The Company maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months of active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, totaled $ 201,770 for the year ended December 31, 2018.

6. INCOME TAXES

Income taxes consist of the following:

| | | |
|---|---|---|
| Current | | |
| Federal (refund) | $ -0- | |
| State | -0---- | |
| Total current income taxes | | $ -0- |

Continued

| | | |
|---|---|---|
| Deferred | | |
| Federal | (4,769) | |
| State | (1,476) | |
| Total deferred income taxes | | (6,245) |
| Total income taxes | | $ (6,245) |
| | | ======== |

The difference between income taxes on income before income taxes and the amount computed by applying statutory federal tax rates relates principally to state income tax and nondeductible expenses.

At December 31, 2018, the Company has net operating loss carryforwards of $ 61,568 for federal income tax purposes and $ 76,002 for state income tax purposes.

7. COMMITMENTS AND CONTINGENCIES

The Company has a non-cancelable operating lease for its office space expiring May 31, 2021. rent expense under this lease was $ 40,872 in 2018. See footnote 4 for amounts reimbursed to the Company.

Future minimum operating lease payments at December 31, 2016 are as follows:

| Year | |
|---|---|
| 2019 | $ 39,704 |
| 2020 | 40,503 |
| 2021 | 17,016 |
| | $ 97,223 |

8. EXEMPTION FROM FILING FORM SIPC-7

Brandon Investments, Inc. claims an exemption from filing Form SIPC-7 through the filing of Form SIPC-3 because their business as a broker-dealer consists of the sale of variable annuities, registered open end investment companies or unit investment trusts and insurance.

9. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the security industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURTIES AND EXCHANGE COMMISSION
SCHEDULE I

Brandon Investments, Inc.
December 31, 2018

| | |
|---|---|
| NET CAPITAL | |
| Total stockholders' equity | $ 346,624 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | 0 |
| Total capital and allowable subordinated liabilities | 346,624 |
| Deductions and/or charges for non allowable assets: | |
| Commissions receivable | 18,442 |
| Due from affiliate | 61,812 |
| Deferred tax asset | 13,165 |
| Prepaid expenses | 7,845 |
| Furniture and equipment, net | 1,134 |
| | 102,398 |
| Net capital before haircuts on securities positions | 244,226 |
| Haircuts on securities | -0- |
| Net capital | $ 244,226 |
| AGGREGATE INDEBTEDNESS COMPUTATION | |
| Liabilities from statement of financial condition | $ 1,333 |
| Total aggregate indebtedness | $ 1,333 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 239,226 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required | $ 238,226 |
| Percentage of aggregate indebtedness to net capital | 0.55% |

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed the Company's unaudited December 31, 2018 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE II

Brandon Investments, Inc.
December 31, 2018

Rule 15c3-3(k)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investment, Inc."

Brandon Investment, Inc. qualifies for this exemption.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE III

Brandon Investments, Inc.
December 31, 2018

Rule 15c3-3(K)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investments, Inc."

Brandon Investment, Inc. qualifies for this exemption.

# Jennifer Wray CPA PLLC

*16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Brandon Investments, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brandon Investments, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brandon Investments, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Brandon Investments, Inc stated that Brandon Investments, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Brandon Investments, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandon Investments, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 22, 2019

BRANDON
INVESTMENTS

# EXEMPTION REPORT

Brandon Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §5c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

**BRANDON INVESTMETNS, INC**

I, Ray Brandon, affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

Ray Brandon
President
Brandon Investments, Inc.

February 22, 2019

5101 Wheelis, Suite 112 // Memphis, TN 38117 // t 901.324.6600 f 901.324.5743 // www.brandonplanning.com

**Agreed-upon Procedures Report—Broker-dealer's Claim of Exclusion from Membership in SIPC—Form SIPC-3**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

Board of Directors
of Brandon Investments Inc

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Brandon Investments Inc and the SIPC, solely to assist you and SIPC in evaluating Brandon Investments Inc's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31,2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Brandon Investments Inc's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Brandon Investments Inc for the year ended December 31, 2019 to the total revenues in Brandon Investments Inc's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Brandon Investments Inc for the year ended December 31, 2018 to Focus Reports, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Brandon Investments Inc for the year ended December 31, 2018 and in the related workpaper, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Brandon Investments Inc's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Brandon Investments Inc and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Jennifer Wray CPA PLLC



Sugar Land, Texas

Feb 22, 2019

*Securities Investor Protection Corporation*
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

**Forwarding and Address Correction Requested**

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1/3/18

Authorized Signature/Title Date

SIPC-3 2018

8-

8-34765 FINRA DEC 11/01/1985
BRANDON INVESTMENTS INC
P O BOX 770870
MEMPHIS, TN 38177

*Securities Investor Protection Corporation*
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

2017

# Form SIPC-3

# FY 2018

***Certification of Exclusion From Membership.***

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**